Filed Pursuant to Rule 424(b)(2)
Registration No.: 333-207668

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT (Subject to Completion)

(To Prospectus dated October 29, 2015)

Issued May 21, 2018

            Shares

    % Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

Liquidation Preference $1,000 Per Share

Citizens Financial Group, Inc. is offering            shares of its    % Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, liquidation preference $1,000 per share (“Series B Preferred Stock”).

Holders of Series B Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our board of directors (or a duly authorized committee of the board). From the date of original issue to, but excluding July 6, 2023, dividends will be payable at a rate of    % per annum, payable semi-annually, in arrears, on January 6 and July 6 of each year, beginning on January 6, 2019 and ending on July 6, 2023. From and including July 6, 2023, dividends will be payable at a floating rate equal to three-month LIBOR plus a spread of    % per annum, payable quarterly, in arrears, on January 6, April 6, July 6 and October 6 of each year, beginning on October 6, 2023.

Dividends on the Series B Preferred Stock will be non-cumulative. In the event dividends are not declared on Series B Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will not accrue or be payable, and if we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for that dividend period, whether or not dividends on the Series B Preferred Stock are declared for any future dividend period.

We may, at our option, redeem the Series B Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after July 6, 2023, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined herein), in each case at a redemption price of $1,000 per share, plus any declared and unpaid dividends. The Series B Preferred Stock will not have voting rights, except as set forth under “Description of Series B Preferred Stock—Voting Rights” beginning on page S-25.

We do not intend to list the Series B Preferred Stock on any securities exchange.

The Series B Preferred Stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and it is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Investing in the Series B Preferred Stock involves risk. See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 22 of our Annual Report on Form 10-K for the year ended December 31, 2017 to read about factors you should consider before making a decision to invest in the Series B Preferred Stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price (1)	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Citizens Financial Group, Inc.	$	$

(1)	The initial public offering price set forth above does not include dividends, if any, that may be declared. Dividends, if declared, will be calculated from the date of original issuance, which is expected to be May , 2018.

The underwriters expect to deliver the shares of Series B Preferred Stock in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on May    , 2018. Beneficial interests in the shares of Series B Preferred Stock will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank S.A./N.V.

Joint Book-Running Managers

Citigroup Credit Suisse	Barclays J.P. Morgan	Citizens Capital Markets Morgan Stanley

Prospectus Supplement dated May        , 2018

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise (for example, in references under “Cautionary Note Regarding Forward-Looking Statements,” “Summary—Citizens Financial Group, Inc.,” “Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends,” “Capitalization” and “Capital Components and Ratios”), all references in this prospectus supplement to “Citizens,” the “Company,” “we,” “us,” “our” or similar references mean Citizens Financial Group, Inc. and do not include its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Neither we nor the underwriters have authorized anyone to provide you with information other than the information contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, or any free writing prospectus that we prepare and distribute. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus and any such free writing prospectus may be used only for the purposes for which they have been prepared.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

PRIIPs Regulation / Prohibition of Sales to EEA Retail Investors

The shares of Series B Preferred Stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to 202-772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available at the offices of the New York Stock Exchange, or the “NYSE.” For further information on obtaining copies of our public filings at the NYSE, you should call 212-656-3000.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the offering (other than, in each case, information that is deemed not to have been filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2017, as amended by the Form 10-K/A filed on March 1, 2018;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Proxy Statement on Schedule 14A, filed on March 9, 2018; and

•	Current Report on Form 8-K, filed on April 27, 2018.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or calling us at the following address:

Citizens Financial Group, Inc.

600 Washington Blvd.

Stamford, CT 06901

Attn: Corporate Secretary

Telephone: (401) 456-7000

E-mail: CFGinvestorrelations@citizensbank.com

We have also filed a registration statement (No. 333-207668) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the Series B Preferred Stock. The registration statement may contain additional information that may be important to you.

Our reports and documents incorporated by reference into this prospectus supplement may also be found in the “Investor Relations” section of our website at http://www.citizensbank.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus supplement or any registration statement of which it forms a part.

Unless otherwise indicated, currency amounts in this prospectus supplement are stated in U.S. dollars.

S-iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “goals,” “targets,” “initiatives,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.”

Forward-looking statements are based upon the current beliefs and expectations of management, and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update the statements included or incorporated by reference herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include the following, without limitation:

•	Negative economic and political conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	The rate of growth in the economy and employment levels, as well as general business and economic conditions, and changes in the competitive environment;

•	Our ability to implement our business strategy, including the cost savings and efficiency components, and achieve our financial performance goals;

•	Our ability to meet heightened supervisory requirements and expectations;

•	Liabilities and business restrictions resulting from litigation and regulatory investigations;

•	Our capital and liquidity requirements (including under regulatory capital standards, such as the U.S. Basel III capital rules) and our ability to generate capital internally or raise capital on favorable terms;

•	The effect of changes in interest rates on our net interest income, net interest margin and our mortgage originations, mortgage servicing rights and mortgages held for sale;

•	Changes in interest rates and market liquidity, as well as the magnitude of such changes, which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	The effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;

•	Financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;

•	A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers, including as a result of cyber-attacks; and

•	Management’s ability to identify and manage these and other risks.

More information about factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2017, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

S-iv

SUMMARY

The following information should be read together with the information contained in or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before making a decision to invest in the Series B Preferred Stock. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. If any statement in this prospectus supplement conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document. You should pay special attention to the “Risk Factors” section of this prospectus supplement and of our Annual Report on Form 10-K for the year ended December 31, 2017 to determine whether an investment in the Series B Preferred Stock is appropriate for you.

Citizens Financial Group, Inc.

Citizens is the 13th largest retail bank holding company in the United States with our headquarters in Providence, Rhode Island.1 We deliver a comprehensive range of retail and commercial banking products and services to more than five million individuals, institutions and companies largely through approximately 1,150 branches operating in an 11-state banking footprint across the New England, Mid-Atlantic and Midwest regions and nationwide for select products through our online, telephone and mobile banking platforms. We also maintain more than 130 retail and commercial non-branch offices located in our branch banking footprint and in other states and the District of Columbia, which are largely contiguous with our footprint and we have developed product financing and other partnerships which serve customers nationwide. At March 31, 2018, the Company had total assets of $153.5 billion, total deposits of $115.7 billion and total stockholders’ equity of $20.1 billion.

Citizens is a bank holding company which was incorporated under Delaware state law in 1984 whose primary federal regulator is the Board of Governors of the Federal Reserve System (“FRB”). Our primary subsidiaries are Citizens Bank, N.A. (“CBNA”), a national banking association whose primary federal regulator is the Office of the Comptroller of the Currency (“OCC”), and Citizens Bank of Pennsylvania, a Pennsylvania-chartered savings bank regulated by the Department of Banking of the Commonwealth of Pennsylvania and supervised by the Federal Deposit Insurance Corporation (the “FDIC”) as its primary federal regulator.

Our history dates to High Street Bank, founded in 1828, which established Citizens Savings Bank in 1871. In 1988 we became a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (“RBS”). Late in 2013, Citizens embarked on a series of initiatives to separate from RBS and improve the financial performance and capabilities of the Company with the objective of becoming a top-performing regional bank. In September 2014, Citizens (NYSE: CFG) became a publicly traded company in the largest traditional bank IPO in U.S. history and, through a series of follow-on offerings in March, July and November of 2015, fully separated from RBS.

Citizens’ activities are organized, for management reporting purposes, into two reportable business operating segments—Consumer Banking and Commercial Banking. The consolidated Company also includes activities outside the two business operating segments as “Other.” In Consumer Banking, we provide an integrated experience that includes mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,300 ATMs and 1,150 branches in 11 states in the New England, Mid-Atlantic

[1]	According to SNL Financial, as of March 31, 2018. Excludes “non-retail banks” as defined by SNL financial. The scope of “non-retail banks” is subjected to the discretion of SNL Financial, but typically includes: industrial bank and non-depository trust charters, institutions with more than 20% brokered deposits (of total deposits), institutions with more than 20% credit card loans (of total loans), institutions deemed not to broadly participate in the banking services market and other non-retail competitor banks.

and Midwest regions. Consumer Banking products and services include a full range of banking, lending, savings, wealth management and small business offerings. In Commercial Banking, we offer corporate, institutional and not-for-profit clients a full range of wholesale banking products and services including lending and deposits, capital markets, treasury services, foreign exchange and interest rate products, and asset finance.

Our principal executive offices are located at Citizens Financial Group, Inc., One Citizens Plaza, Providence, RI 02903. Our telephone number is (401) 456-7000.

Summary of the Offering

The following summary contains basic information about the Series B Preferred Stock and the offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Series B Preferred Stock, you should read the section of this prospectus supplement entitled “Description of the Series B Preferred Stock.”

Issuer:	Citizens Financial Group, Inc.

Securities Offered:	shares of our % Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, $25.00 par value with a liquidation preference $1,000 per share.

We may from time to time elect to issue additional shares of the Series B Preferred Stock, and all such additional shares would be deemed to form a single series with the shares offered by this prospectus supplement, provided that such additional shares will only be issued if they are fungible with the original shares for tax purposes.

Dividend Payment Dates:	From the date of original issue to, but excluding, July 6, 2023 (such period, the “fixed rate period”), dividends will be payable semi-annually, in arrears, on January 6 and July 6 of each year, beginning on January 6, 2019 and ending on July 6, 2023. From and including July 6, 2023 (such period, the “floating rate period”), dividends will be payable quarterly, in arrears, on January 6, April 6, July 6, and October 6 of each year, beginning on October 6, 2023, subject to adjustment in the case of any such date during the floating rate period that falls on a day that is not a business day as described under “Description of the Series B Preferred Stock—Dividends” below.

“Dividend period” means each period from and including a dividend payment date (except that the initial dividend period shall commence on and include the date of original issue of the Series B Preferred Stock) and continuing to but not including the next succeeding dividend payment date.

Dividends:	We will pay dividends on the Series B Preferred Stock, only when, as and if declared by our board of directors (or a duly authorized committee of the board).

Dividends will accrue on the stated amount of $1,000 per share of the Series B Preferred Stock (the “stated amount”) at a rate per annum equal to (i) % during the fixed rate period and (ii) a floating rate equal to three-month LIBOR (as defined under “Description of the Series B Preferred Stock—Dividends”) plus % during the floating rate period.

Dividends will be payable in arrears on each dividend payment date.

Dividends on shares of the Series B Preferred Stock will not be cumulative and will not be mandatory. If for any reason our board of directors (or a duly authorized committee of the board) does not declare a dividend on the Series B Preferred Stock in respect of a dividend period (as defined under “Description of the Series B Preferred Stock—Dividends”), then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date, or accumulate, and we will have no obligation to pay any dividend for that dividend period, whether or not dividends on the Series B Preferred Stock are declared for any future dividend period.

Payment of dividends on the Series B Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of the Series B Preferred Stock—Restrictions on Dividends, Redemption and Repurchases” below.

Redemption:	The Series B Preferred Stock is perpetual and has no maturity date.

We may, at our option, redeem the shares of the Series B Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after July 6, 2023, or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined under “Description of the Series B Preferred Stock—Redemption”), in each case at a cash redemption price of $1,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date.

The holders of the Series B Preferred Stock will not have the right to require the redemption or repurchase of the Series B Preferred Stock.

Redemption of the Series B Preferred Stock is subject to certain contractual, legal, regulatory and other restrictions described under “Description of the Series B Preferred Stock—Redemption” below. Under capital adequacy rules currently applicable to us, any redemption of the Series B Preferred Stock would be subject to prior approval of the FRB. The holders of the Series B Preferred Stock will not have the right to require redemption.

Liquidation Rights:

In the event of our liquidation, dissolution or winding up, holders of shares of the Series B Preferred Stock will be entitled to receive an amount per share equal to the stated amount of $1,000 per share, plus any dividends that have been declared but not paid prior to the date of payment of distributions to stockholders, without regard to any undeclared dividends. Distributions will be made only to the extent of our assets that are available for distribution to stockholders (i.e., after satisfaction of all our liabilities to creditors, if any) pro rata as to our Series A Non-Cumulative Perpetual Preferred Stock, $1,000 liquidation preference per share (the “Series A Preferred Stock”) and any other class or series of our stock that ranks equally with the Series B Preferred Stock as to the distribution of assets on our liquidation, dissolution or winding up and before any distribution of assets is made to holders of our common stock or any other class or series of our stock that ranks junior to the Series B Preferred Stock as to the distribution of assets on our liquidation, dissolution or winding up.

Voting Rights:	None, except with respect to certain changes in the terms of the Series B Preferred Stock, with respect to the authorization, creation, or increase in the authorized amount of stock ranking prior to the Series B Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company, in the case of certain share exchanges, reclassifications, mergers and consolidations and other transactions and in the case of certain dividend non-payments. See “Description of the Series B Preferred Stock—Voting Rights” below.

Ranking:	Shares of the Series B Preferred Stock will rank senior to our common stock and all other classes or series of our stock that rank junior to the Series B Preferred Stock in the payment of dividends or in the distribution of assets upon our liquidation, dissolution or winding up (“junior stock”), on a parity with the Series A Preferred Stock, and senior to or on a parity with each other series of our preferred stock we may issue (except for any senior series that may be issued upon the requisite vote or consent of the holders of at least two thirds of the shares of the Series B Preferred Stock at the time outstanding and entitled to vote, voting together as a single class with any other series of preferred stock entitled to vote thereon, to the exclusion of all other series of preferred stock, with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up of the Company.

We will generally be able to pay dividends and distributions upon any liquidation, dissolution or winding up of the Company only out of funds legally available for such payment (i.e., after satisfaction of all our liabilities to creditors, if any) and pro rata as to the Series B Preferred Stock, the Series A Preferred Stock and any other stock designated as ranking on a parity with the Series B Preferred Stock as to payment of current dividends (“dividend parity stock”) and distributions upon any liquidation, dissolution or winding up of the Company, as applicable.

Maturity:	The Series B Preferred Stock does not have any maturity date, and we are not required to redeem the Series B Preferred Stock. Accordingly, the Series B Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Preemptive and Conversion Rights:	None.

No Listing:	Shares of the Series B Preferred Stock will not be listed on any securities exchange or automated quotation system.

Tax Consequences:	If you are a non-corporate U.S. holder, dividends paid to you will qualify for taxation at preferential rates if you meet certain holding period and other applicable requirements. If you are a corporate U.S. holder, dividends received by you will be eligible for the dividends-received deduction if you meet certain holding period and other applicable requirements. If you are a U.S. alien holder, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. For further discussion of the tax consequences relating to the Series B Preferred Stock, see “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds:	We intend to use the net proceeds from the sale of the Series B Preferred Stock for general corporate purposes. See “Use of Proceeds.”

Transfer Agent and Registrar:	Computershare Trust Company, N.A.

Calculation Agent:	The Bank of New York Mellon

Conflicts of Interest:	Because Citizens Capital Markets, Inc., an underwriter for this offering, is our wholly-owned subsidiary, a conflict of interest under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with this rule. Pursuant to FINRA Rule 5121, Citizens Capital Markets, Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Risk Factors:	Investing in the shares of Series B Preferred Stock involves risks. You should consider carefully all of the information in this prospectus supplement and any applicable final term sheet. In particular, you should consider carefully the risk factors described in “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 22 of our Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated by reference herein before purchasing any shares.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our consolidated ratio of earnings to fixed charges and preferred stock dividends.

The ratio of earnings to fixed charges has been computed by dividing:

•	net income excluding income taxes plus fixed charges, by

•	fixed charges.

The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing:

•	net income excluding income taxes plus fixed charges, by

•	fixed charges plus preferred stock dividends.

Fixed charges represent interest expense, including interest on deposits, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. In April 2015, we issued the Series A Preferred Stock, and we paid the first cash dividend on the Series A Preferred Stock in October 2015. Prior to the issuance of the Series A Preferred Stock, we had no shares of preferred stock outstanding.

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013(1)
Ratio of Earnings to Fixed Charges	3.0	3.4	3.7	3.5	4.0	(5.9)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.9	3.3	3.7	3.5	4.0	(5.9)

(1)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 after tax).

RISK FACTORS

An investment in the Series B Preferred Stock involves certain risks. You should carefully consider the risks related to the Series B Preferred Stock described below, the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2017, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks related to the Series B Preferred Stock and faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

The Series B Preferred Stock is equity and is subordinate to our existing and future indebtedness.

The shares of Series B Preferred Stock are equity interests in Citizens and do not constitute indebtedness. As such, the Series B Preferred Stock will rank junior to all indebtedness and other non-equity claims on Citizens with respect to assets available to satisfy claims on Citizens, including in a liquidation of Citizens. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series B Preferred Stock (1) dividends are payable only if declared by our board of directors (or a duly authorized committee of the board) and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds. In addition, the Series B Preferred Stock may be fully subordinate to interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Act.

Also, as a financial holding company, Citizens’ ability to declare and pay dividends is dependent on certain federal regulatory considerations discussed below.

The Series B Preferred Stock will be effectively subordinated to the obligations of our subsidiaries.

We are a financial holding company and conduct substantially all of our operations through our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation, reorganization or otherwise, and thus your ability as a holder of the Series B Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of the subsidiaries’ creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us.

Additional issuances of preferred stock or securities convertible into preferred stock may dilute the ownership of existing holders of the Series B Preferred Stock.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of preferred stock, securities convertible into, exchangeable for or that represent an interest in preferred stock, or preferred stock-equivalent securities. Our board of directors is authorized to cause us to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders, including issuing additional shares of Series B Preferred Stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued. Though the approval of holders of the Series B Preferred Stock will be needed to authorize, create, or increase the authorized amount of, any equity security ranking senior to the Series B Preferred Stock, if we issue preferred stock in the future that has preference over the Series B Preferred Stock with respect to the payment of dividends or upon liquidation, or if we issue preferred stock with voting rights that dilute the voting power of the Series B Preferred Stock, the rights of holders of the Series B Preferred Stock or the market price of the Series B Preferred Stock could be adversely affected. The market price of the Series B

Preferred Stock could decline as a result of these other offerings, as well as other sales of a large block of Series B Preferred Stock or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Series B Preferred Stock are not entitled to preemptive rights or other protections against dilution.

Investors should not expect us to redeem the Series B Preferred Stock on the date it first becomes redeemable or on any particular date after it becomes redeemable.

The shares of Series B Preferred Stock are perpetual equity securities. The Series B Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Series B Preferred Stock may be redeemed by us at our option either in whole or in part on any dividend payment date occurring on or after July 6, 2023. Any decision we may make at any time to propose a redemption of the Series B Preferred Stock will depend, among other things, upon our evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, as well as general market conditions at such time. Our right to redeem the Series B Preferred Stock is subject to the limitation described below. Accordingly, investors should not expect us to redeem the Series B Preferred Stock on the date it first becomes redeemable or on any particular date thereafter.

Our right to redeem the Series B Preferred Stock is subject to certain limitations, including any required prior approval of the FRB.

Our right to redeem the Series B Preferred Stock is subject to any limitations established by the FRB. We may not redeem shares of the Series B Preferred Stock without having received the prior approval of the FRB or other appropriate federal banking agency as required under capital rules applicable to us. We cannot assure you that the FRB will approve any redemption of the Series B Preferred Stock that we may propose. We understand that the factors that the FRB will consider in evaluating a proposed redemption include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, the capital plans and stress tests we submit to the FRB and our ability to meet and exceed minimum regulatory capital ratios under baseline and stressed conditions, and other supervisory considerations, although the FRB may change these factors at any time.

Citizens has the right, upon the occurrence of certain events, to redeem the Series B Preferred Stock prior to the dividend payment date on July 6, 2023.

By its terms, the Series B Preferred Stock may be redeemed by Citizens prior to the dividend payment date on July 6, 2023 upon the occurrence of certain events involving the capital treatment of the Series B Preferred Stock. In particular, upon Citizens’ determination in good faith that an event has occurred that would constitute a Regulatory Capital Treatment Event (as defined herein), Citizens may, at its option at any time within 90 days following such Regulatory Capital Treatment Event, redeem in whole but not in part the Series B Preferred Stock, subject to regulatory approval. See “Description of the Series B Preferred Stock—Redemption.”

If a Regulatory Capital Treatment Event occurs, Citizens would have the right, subject to regulatory approval, to redeem the Series B Preferred Stock in accordance with its terms prior to the dividend payment date on July 6, 2023 at a redemption price equal to $1,000 per share of Series B Preferred Stock, plus any declared and unpaid dividends.

Dividends on the Series B Preferred Stock will be discretionary and non-cumulative, and may not be paid if such payment will result in our failure to comply with all applicable laws and regulations.

Dividends on the Series B Preferred Stock will be discretionary and non-cumulative. Consequently, if our board of directors (or any duly authorized committee of the board) does not authorize and declare a dividend on the Series B Preferred Stock for any dividend period, holders of the Series B Preferred Stock will not be entitled to receive any dividend for that dividend period, and the unpaid dividend will cease to accrue or be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for that period if our board of directors (or any duly authorized committee thereof) has not declared a dividend before the related dividend payment date, whether or not dividends on the Series B Preferred Stock or any other series of our preferred stock or our common stock are declared for any future dividend period.

In addition, if payment of dividends on Series B Preferred Stock for any dividend period would cause us to fail to comply with any applicable law or regulation, we will not declare or pay a dividend for such dividend period. In such a case, holders of the Series B Preferred Stock will not be entitled to receive any dividend for that dividend period, and the unpaid dividend will cease to accrue or be payable.

Under the FRB’s capital rules, dividends on the Series B Preferred Stock may only be paid out of our net income, retained earnings or surplus related to other additional tier 1 capital instruments. In addition, the FRB’s capital rules include a capital conservation buffer that is being phased in through January 1, 2019. The buffer can be satisfied only with CET1 capital. If Citizens’ risk-based capital ratios do not satisfy minimum requirements plus the capital conservation buffer, Citizens will face graduated constraints on, among other things, capital distributions (including dividends on the Series B Preferred Stock) based on the amount of the shortfall. Under the FRB’s capital plan rule and its Comprehensive Capital Analysis and Review process known as “CCAR”, with limited exceptions Citizens may pay dividends on the Series B Preferred Stock only if such dividends or other discretionary distributions are included in a capital plan as to which the FRB has not issued an objection.

Further, these limitations may change from time to time. For example, in April 2018, the FRB proposed to replace the capital conservation buffer with a “stressed capital buffer” reflecting stressed losses in the supervisory severely adverse scenario of the Federal Reserve’s CCAR stress tests plus four quarters of planned common stock dividends, subject to a floor of equal to the current capital conservation buffer, and to introduce an analogous stress leverage buffer requirement for the Tier 1 leverage ratio.

If we are not paying full dividends on any outstanding dividend parity stock, we will not be able to pay full dividends on the Series B Preferred Stock.

When dividends are paid in part, and not paid in full, upon the shares of the Series B Preferred Stock or any dividend parity stock (including the Series A Preferred Stock), then, to the extent permitted by the terms of the Series B Preferred Stock and each outstanding series of dividend parity stock, such partial dividends shall be declared on shares of the Series B Preferred Stock and dividend parity stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. Therefore, if we are not paying full dividends on any outstanding dividend parity stock, we will not be able to pay full dividends on the Series B Preferred Stock.

The dividend rate will vary commencing on July 6, 2023 and any dividends declared may be less than the initial fixed annual rate of     % in effect until July 6, 2023.

As described in further detail under “Description of Series B Preferred Stock—Dividends,” “—Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Series B Preferred Stock,” and “—The dividend rate during the floating rate period will be calculated using an alternative reference rate if LIBOR is discontinued,” the annual dividend rate on the Series B Preferred Stock commencing on July 6, 2023 will equal three-month LIBOR plus a spread of     % per annum. Therefore, any dividends declared after July 6, 2023 may vary from period to period and could be more or less than the fixed rate for the initial five-year period. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the markets generally and that are important in determining the existence, magnitude, and longevity of market rate risk.

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR.

In the past, the level of three-month LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance.

Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Series B Preferred Stock.

Beginning in 2008, concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR rates may have been under-reporting or otherwise manipulating the interbank lending rates applicable to them. Regulators and law enforcement agencies from a number of governments have conducted investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks surveyed by the BBA in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission or the U.K. Financial Conduct Authority in order to resolve the investigations. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been. Responsibility for the calculation of LIBOR was transferred to ICE Benchmark Administration Limited, as independent LIBOR administrator, effective February 1, 2014.

On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR rates after 2021 (the “July 27th Announcement”). The July 27th Announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Consequently, at this time, it is not possible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. Similarly, it is not possible to predict what rate or rates may become accepted alternatives to LIBOR or the effect of any such alternatives on the value of LIBOR-linked securities, such as the Series B Preferred Stock. Any of the above changes or any other consequential changes to LIBOR or any alternative rate or benchmark as a result of any international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of the Series B Preferred Stock.

The dividend rate during the floating rate period will be calculated using an alternative reference rate if LIBOR is discontinued.

While the initial dividend rate on the Series B Preferred Stock is fixed, any dividends declared during the floating rate period will accrue at an annual rate equal to three-month LIBOR plus a spread of     %. However, the floating rate period commences after the date on which the July 27th Announcement states that the continuation of LIBOR on the current basis cannot and will not be guaranteed. As described under “Description of Series B Preferred Stock—Dividends,” if LIBOR has been permanently discontinued, the calculation agent will be directed by Citizens to use, as a substitute for LIBOR, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. In that case, the calculation agent will, after consultation with and direction from Citizens, make such adjustments to the alternative reference rate or the spread thereon, as well as the business day convention, dividend determination date and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such alternative reference rate for dividend rates on preferred stock such as the Series B Preferred Stock.

Notwithstanding the foregoing, if the calculation agent determines, following consultation with and direction from Citizens, that there is no clear market consensus as to whether any alternative reference rate has replaced LIBOR in customary market usage, Citizens will appoint, in our sole discretion, a new calculation agent, who may be ourselves or an affiliate of ours, to replace the then-current calculation agent, solely in its role as calculation agent in respect of the Series B Preferred Stock, to determine the alternative reference rate and make any adjustments thereon. If, however, such new calculation agent determines that LIBOR has been discontinued, but for any reason an alternative reference rate cannot be determined, LIBOR will be equal to such rate on the dividend determination date when LIBOR was last available on the Bloomberg BBAM1 page, as determined by such new calculation agent. The interests of Citizens (or its affiliate) in making the foregoing determinations or adjustments may be adverse to your interests as a holder of the Series B Preferred Stock, and any of the foregoing determinations, adjustments or actions by the calculation agent could result in adverse consequences to the applicable dividend rate on Series B Preferred Stock, which could have adverse effects on the returns on, value of and market for Series B Preferred Stock.

Holders of the Series B Preferred Stock may be unable to use the dividends received deduction.

Dividends paid to corporate U.S. holders of the shares of the Series B Preferred Stock may be eligible for the dividends received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the dividends on the Series B Preferred Stock to qualify as dividends for federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.” If any dividends on the Series B Preferred Stock with respect to any fiscal year are not eligible for the dividends received deduction because of insufficient current or accumulated earnings and profits, the market value of the Series B Preferred Stock may decline.

Our results of operations and our ability to fund dividend payments and all payments on our other obligations depend upon the results of operations of our subsidiaries.

Citizens Financial Group, Inc. is a separate and distinct legal entity from our banking and non-banking subsidiaries. Our principal source of funds to make payments on securities is dividends from our banking subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and non-banking subsidiaries may pay to us without regulatory approval. In particular, dividend and other distributions from our bank subsidiaries to us may require notice to or approval of the applicable regulatory authority. There can be no assurances that we would receive such approval.

In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of our banking subsidiaries, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if our banking subsidiaries were to pay dividends. The FRB and OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings.

Payment of dividends could also be subject to regulatory limitations if our banking subsidiaries become “under-capitalized” for purposes of the “prompt corrective action” regulations of the federal bank regulatory agencies that are the primary regulators of our banking subsidiaries.

Holders of Series B Preferred Stock will have limited voting rights.

Holders of the Series B Preferred Stock have no voting rights with respect to matters that generally require the approval of voting stockholders, except as required by law and as provided below under “Description of the Series B Preferred Stock—Voting Rights.”

General market conditions and unpredictable factors could adversely affect market prices for the Series B Preferred Stock.

There can be no assurance about the market prices for shares of the Series B Preferred Stock. Several factors, many of which are beyond our control, will influence the market value of the shares of Series B Preferred Stock. Factors that might influence the market value of the shares of Series B Preferred Stock include:

•	whether dividends have been declared and are likely to be declared on the Series B Preferred Stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including the ratings given to the Series B Preferred Stock;

•	prevailing interest rates;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the shares of Series B Preferred Stock that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the shares of Series B Preferred Stock.

A downgrade, suspension or withdrawal of any rating assigned by a rating agency to us or our securities, including the Series B Preferred Stock, could cause the liquidity or trading price of the shares of Series B Preferred Stock to decline significantly.

Real or anticipated changes in the credit ratings assigned to the Series B Preferred Stock or our credit ratings generally could affect the trading price of the shares of Series B Preferred Stock. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Series B Preferred Stock, based on their overall view of our industry. A future downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the Series B Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the shares of Series B Preferred Stock to decline significantly.

The shares of Series B Preferred Stock may not have an active trading market.

The Series B Preferred Stock is a new issue with no established trading market. The underwriters have advised us that they intend to make a market in the shares of Series B Preferred Stock. However, they are not obligated to do so and may discontinue any market making in the shares of Series B Preferred Stock at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market for the shares of Series B Preferred Stock will develop, that you will be able to sell your shares of Series B Preferred Stock at a particular time or that the price you receive when you sell will be favorable.

The Series B Preferred Stock is not insured or guaranteed by the FDIC.

The Series B Preferred Stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and are not insured by the FDIC or any other governmental agency or instrumentality.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $                , after expenses and the underwriting discount. We intend to use the net proceeds for general corporate purposes, which may include securities repurchase programs, capital expenditures, working capital, repayment or reduction of long-term and short-term debt, redemption of outstanding long-term debt, short-term debt and preferred equity securities, and the financing of acquisitions. We have not identified the amounts we will spend on any specific purpose. Accordingly, we will retain broad discretion over the use of the net proceeds.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2018 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the issuance of the Series B Preferred Stock and the application of the net proceeds as described in “Use of Proceeds.” You should read this table in conjunction with the information set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, and with the information set forth in our unaudited condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31, 2018
	Actual	As Adjusted
	(in millions)	(in millions)
Debt:
Short-term borrowed funds:
Federal funds purchased	$—	$—
Securities sold under agreements to repurchase	315	315
Other short-term borrowed funds (1)	10	10
2.300% senior unsecured notes, due 2018 (2)(3)	744	744
2.500% senior unsecured notes, due 2019 (2)(3)	740	740

Total short-term borrowed funds	$1,809	$1,809

Long-term borrowed funds:
Citizens Financial Group, Inc.
2.375% senior notes, due 2021 (3)	$349	$349
4.150% fixed rate subordinated debt, due 2022 (3)	348	348
5.158% fixed-to-floating rate subordinated debt, due 2023, converting to floating at 3-month LIBOR + 3.56% and callable beginning June 2018 (3)	333	333
3.750% fixed rate subordinated debt, due 2024	250	250
4.023% fixed rate subordinated debt, due 2024	42	42
4.350% fixed rate subordinated debt, due 2025 (3)	249	249
4.300% fixed rate subordinated debt, due 2025 (3)	749	749

	$2,320	$2,320

Banking Subsidiaries
2.450% senior unsecured notes, due 2019 (2)(3)	$738	$738
2.250% senior unsecured notes, due 2020 (2)(3)	688	688
Floating-rate senior unsecured notes, due 2020 (2)(3)	299	299
Floating-rate senior unsecured notes, due 2020 (2)(3)	250	250
2.200% senior unsecured notes, due 2020 (2)(3)	499	499
2.250% senior unsecured notes, due 2020 (2)(3)	734	734
2.550% senior unsecured notes, due 2021 (2)(3)	953	953
Floating-rate senior unsecured notes, due 2022 (2)(3)	249	249
2.650% senior unsecured notes, due 2022 (2)(3)	482	482
3.700% senior unsecured notes, due 2023 (2)(3)	500	500
Floating-rate senior unsecured notes, due 2023 (2)(3)	249	249
Federal Home Loan Bank advances due through 2038	5,511	5,511
Other long-term borrowed funds (4)	14	14

	$11,166	$11,166

Total long-term borrowed funds	$13,486	$13,486

Total debt	$15,295	$15,295

	As of March 31, 2018
	Actual	As Adjusted
	(in millions)	(in millions)
Stockholders’ equity:
Series A Preferred Stock, $1,000 Liquidation Preference per share; 250,000 shares outstanding actual and as adjusted	$247		$247
Series B Preferred Stock, $1,000 Liquidation Preference per share; no shares outstanding actual, shares outstanding as adjusted	—
Common Stock, $0.01 par value per share	6		6
Additional paid-in capital	18,797		18,797
Retained earnings	4,437		4,437
Treasury stock	(2,283)		(2,283)
Accumulated other comprehensive loss	(1,145)		(1,145)

Total stockholders’ equity	$20,059	$

Total capitalization	$35,354	$

(1)	Includes current portion of Federal Home Loan Bank advances, capital lease obligations, and term debt.
(2)	Issued under CBNA’s Global Bank Note Program.
(3)	Presented net of unamortized deferred issuance costs and discounts, and/or hedging basis adjustments.
(4)	Includes long-term portion of capital lease obligations and term debt.

CAPITAL COMPONENTS AND RATIOS

The following table sets forth our capital components and capital ratios as of March 31, 2018 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the issuance of the Series B Preferred Stock and the application of the net proceeds as described in “Use of Proceeds.”

	As of March 31, 2018
	Actual	As Adjusted
(dollars in millions)
Common equity tier 1 capital	$14,425		$14,425
Additional tier 1 capital	$247	$
Tier 2 capital	$3,233		$3,233
Total capital	$17,905	$
Common equity tier 1 capital ratio	11.18%			%
Tier 1 capital ratio	11.37%			%
Total capital ratio	13.87%			%
Tier 1 leverage ratio	10.02%			%

DESCRIPTION OF THE SERIES B PREFERRED STOCK

The following is a brief description of the material terms of the Series B    % Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”). The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete in all respects, and is qualified in its entirety by reference to the pertinent sections of our amended and restated certificate of incorporation, including the certificate of designations creating the Series B Preferred Stock, copies of which are available upon request from us, and the applicable provisions of the Delaware General Corporation Law.

General

Under our amended and restated certificate of incorporation, we have authority to issue up to 100,000,000 shares of preferred stock, par value $25.00 per share. Our board of directors is authorized without further stockholder action to cause the issuance of shares of preferred stock, including the Series B Preferred Stock. As of the date hereof, there are 250,000 shares of Series A Non-Cumulative Perpetual Preferred Stock, $1,000 liquidation preference per share (the “Series A Preferred Stock”), issued and outstanding.

Any additional preferred stock may be issued from time to time in one or more series, each with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as our board (or a duly authorized committee) may determine prior to the time of issuance. Prior to the issuance of the Series B Preferred Stock, we will have filed the certificate of designations with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware.

The Series B Preferred Stock represents a single series of our authorized preferred stock. We are offering              shares of the Series B Preferred Stock by this prospectus supplement and the accompanying prospectus. Shares of Series B Preferred Stock, upon issuance against full payment for the purchase price, will be fully paid and nonassessable.

The Series B Preferred Stock will not be convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement. The Series B Preferred Stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

The number of authorized shares of the Series B Preferred Stock initially is          and the “stated amount” per share is $1,000. The number of authorized shares may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock, less all shares of any other series of preferred stock authorized at the time of such increase) or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by resolution of the board (or a duly authorized committee of the board), without the vote or consent of the holders of the Series B Preferred Stock. Shares of Series B Preferred Stock that are redeemed, purchased or otherwise acquired by us will be cancelled and shall revert to authorized but unissued shares of preferred stock undesignated as to series. We have the authority to issue fractional shares of Series B Preferred Stock.

We reserve the right to re-open this series and issue additional shares of Series B Preferred Stock either through public or private sales at any time and from time to time without notice to or the consent of holders of Series B Preferred Stock, provided that such additional shares may only be issued on a dividend payment date and shall accrue dividends from the date they are issued, and such additional shares will only be issued if they are fungible with the original shares for tax purposes. The additional shares of Series B Preferred Stock would be deemed to form a single series with the Series B Preferred Stock offered by this prospectus supplement. Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred

Stock, except that shares of Series B Preferred Stock issued after May    , 2018 shall accrue dividends from the date they are issued. References to the “accrual” of dividends in this prospectus supplement refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

Ranking

With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Stock will rank:

•	senior to our common stock and any other class or series of our stock that ranks junior to the Series B Preferred Stock in the payment of dividends or in the distribution of assets upon the liquidation, dissolution or winding up of the Company (collectively, “junior stock”);

•	senior to or on a parity with each other series of our preferred stock we may issue (except for any senior series that may be issued upon the requisite vote or consent of the holders of at least two thirds of the shares of the Series B Preferred Stock at the time outstanding and entitled to vote, voting together as a single class with any other series of preferred stock entitled to vote thereon (to the exclusion of all other series of preferred stock)) with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up of the Company; and

•	with respect to distributions of assets upon any liquidation, dissolution or winding up of the Company, junior to all existing and future indebtedness and other non-equity claims on us.

Dividends

Holders of Series B Preferred Stock shall be entitled to receive, when, as and if declared by our board (or a duly authorized committee of the board), only out of funds legally available therefor, non-cumulative cash dividends as follows:

•	From the date of original issue to, but excluding, July 6, 2023 (such period, the “fixed rate period”), dividends will be payable on the stated amount of $1,000 per share at a rate of % per annum, payable semi-annually, in arrears, on January 6 and July 6 of each year, beginning on January 6, 2019 and ending on July 6, 2023.

•	From and including July 6, 2023 (such period, the “floating rate period”), dividends will be payable on the stated amount of $1,000 per share at a floating rate equal to three-month LIBOR plus a spread of % per annum, payable quarterly, in arrears, on January 6, April 6, July 6, and October 6 of each year, beginning on October 6, 2023.

Each date on which dividends are payable pursuant to the foregoing clauses, subject to adjustment as provided below, is a “dividend payment date”, and dividends for each dividend payment date are payable with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date, in each case to holders of record on the 15th calendar day before such dividend payment date or such other record date not more than 30 nor less than 10 days preceding such dividend payment date fixed for that purpose by our board (or a duly authorized committee of the board) in advance of payment of each particular dividend. If any such date on or before July 6, 2023 is not a business day, then such date will nevertheless be a dividend payment date, but dividends on the Series B Preferred Stock, when, as and if declared, will be paid on the next succeeding business day (without adjustment in the amount of the dividend per share of Series B Preferred Stock). If any such date after July 6, 2023 that would otherwise be a dividend payment date is not a business day, then the next succeeding business day will be the applicable dividend payment date and dividends on the Series B Preferred Stock, when, as and if declared, will be paid on such next succeeding business day, unless such day falls in the next calendar month, in which case the dividend payment date will be brought forward to the immediately preceding day that is a business day.

“Dividend period” means each period from and including a dividend payment date (except that the initial dividend period shall commence on and include the date of original issue of the Series B Preferred Stock) and continuing to but not including the next succeeding dividend payment date.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

The amount of the dividend per share of the Series B Preferred Stock will be calculated (a) for each dividend period (or portion thereof) in the fixed rate period, on the basis of a 360-day year consisting of twelve 30-day months, and (b) for each dividend period (or portion thereof) in the floating rate period, based on the actual number of days in the dividend period and a 360-day year.

Dividends on shares of the Series B Preferred Stock will not be cumulative and will not be mandatory. If our board (or a duly authorized committee of the board) does not declare a dividend on the Series B Preferred Stock in respect of a dividend period, then holders of Series B Preferred Stock shall not be entitled to receive any dividends not declared by the board (or a duly authorized committee of the board) and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared, whether or not our board (or a duly authorized committee of the board) declares a dividend on the Series B Preferred Stock or any other series of our preferred stock or on our common stock for any future dividend period.

“Three-month LIBOR” for each dividend determination date related to the floating rate period will be determined by the calculation agent as follows:

(i) The rate for deposits in U.S. dollars having an index maturity of three months as such rate is displayed on Bloomberg on page BBAM1 (or any other page as may replace such page on such service or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars) (“Bloomberg BBAM1”) as of 11:00 a.m., London time, on such dividend determination date. If no such rate so appears, three-month LIBOR on such dividend determination date will be determined in accordance with provision described in clause (ii) or (iii) below.

(ii) With respect to a dividend determination date on which no rate is displayed on Bloomberg BBAM1 as specified in clause (i) above, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters for the offering of the Series B Preferred Stock) in the London interbank market, as selected by Citizens, and identified to the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars having an index maturity of three months, commencing on the first day of the related dividend period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such dividend determination date and in a principal amount that is representative for a single transaction in U.S. dollars in such market at such time. If at least two such quotations are so provided, then three-month LIBOR on such dividend determination date will be the arithmetic mean calculated by the calculation agent of such quotations. If fewer than two such quotations are so provided, then three-month LIBOR on such dividend determination date will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 a.m., in New York City, on such dividend determination date by three major banks (which may include affiliates of the underwriters for the offering of the Series B Preferred Stock) in New York City selected by Citizens, and identified to the calculation agent, for loans in U.S. dollars to leading European banks, having an index maturity of three months and in a principal amount that is representative for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks so selected by Citizens are not quoting as mentioned in this sentence, but three-month LIBOR has not been determined to have been permanently discontinued as provided in clause (iii) below, three-month LIBOR determined as of a dividend determination date shall be three-month LIBOR in effect on such dividend determination date, or, in the case of the dividend period beginning July 6, 2023, the most recent three-month LIBOR that can be determined.

(iii) Notwithstanding clauses (i) and (ii) above, if Citizens or the calculation agent, in consultation with Citizens, determines that three-month LIBOR has been permanently discontinued, the calculation agent will be directed to use, as a substitute for three-month LIBOR and for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice (the “alternative rate”). As part of such substitution, the calculation agent may, after consultation with and direction from Citizens, make such adjustments (“adjustments”) to the alternative rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such alternative rate for dividend rates on preferred stock such as the Series B Preferred Stock. Notwithstanding the foregoing, if the calculation agent determines, following consultation with and direction from Citizens, that there is no clear market consensus as to whether any rate has replaced three-month LIBOR in customary market usage, Citizens will appoint, in our sole discretion, a new calculation agent, who may be ourselves or our affiliate, to replace the then-current calculation agent, solely in its role as calculation agent in respect of the Series B Preferred Stock, to determine the alternative rate and make any adjustments thereon, and whose determinations will be binding on us, the transfer agent and registrar and the holders. If, however, such new calculation agent determines that three-month LIBOR has been discontinued, but for any reason an alternative rate cannot be determined, three-month LIBOR will be equal to such rate on the dividend determination date when three-month LIBOR was last available on the Bloomberg BBAM1 page, as determined by such new calculation agent.

The establishment of three-month LIBOR for each dividend period in the floating rate period by the calculation agent shall (in the absence of manifest error) be final and binding.

“Dividend determination date” means, with respect to a dividend period during the floating rate period, the second London banking day prior to the beginning of such dividend period.

“London banking day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Restrictions on Dividends, Redemption and Repurchases

So long as any share of Series B Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series B Preferred Stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, (i) no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any junior stock, (ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of junior stock (a “junior stock sinking fund payment”), and (iii) no shares of junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than:

•	any junior stock sinking fund payment, or any purchase, redemption or other acquisition of shares of junior stock, as a result of (x) a reclassification of junior stock for or into other junior stock, (y) the exchange or conversion of one share of junior stock for or into another share of junior stock or (z) the purchase of fractional interests in shares of junior stock under the conversion or exchange provisions of junior stock or the security being converted or exchanged;

•	any junior stock sinking fund payment, or any purchase, redemption or other acquisition of shares of junior stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock;

•	repurchases, redemptions or other acquisitions of shares of junior stock in connection with (1) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (2) a dividend reinvestment or stockholder stock purchase plan;

•	any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan; or

•	any dividend paid on junior stock in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or is other junior stock.

However, the foregoing will not restrict the ability of us or any of our affiliates to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.

If our board (or a duly authorized committee of the board) elects to declare only partial instead of full dividends for a dividend payment date and related dividend period on the shares of Series B Preferred Stock or any class or series of our stock that ranks on a parity with Series B Preferred Stock in the payment of current dividends, including the Series A Preferred Stock (“dividend parity stock”), then, to the extent permitted by the terms of the Series B Preferred Stock and each outstanding series of dividend parity stock, such partial dividends shall be declared on shares of the Series B Preferred Stock and dividend parity stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any dividend parity stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such dividend parity stock current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to the Series B Preferred Stock or any series of dividend parity stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of the immediately preceding sentence, our board (or a duly authorized committee of the board) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any dividend parity stock and dividend period(s) with respect to the Series B Preferred Stock for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such dividend parity stock and the Series B Preferred Stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by our board (or a duly authorized committee of the board) may be declared and paid on any common stock or other junior stock from time to time out of any funds legally available therefor, and the shares of Series B Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series B Preferred Stock will not be declared, paid or set aside for payment if and to the extent such act would cause us to fail to comply with applicable laws and regulations.

Redemption

The Series B Preferred Stock is perpetual and has no maturity date. We may, at our option, redeem the shares of Series B Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after the dividend payment date on July 6, 2023 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event, in each case, at a cash redemption price equal to the stated amount, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. The redemption price for any shares of Series B Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to us or our agent, if the shares of Series B Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date. Notwithstanding the foregoing, we may not redeem shares of Series B Preferred Stock without having received the prior approval of the “appropriate federal banking agency” with respect to us, as defined in Section 3(q) of the Federal Deposit Insurance Act, or any successor provision (the “appropriate federal banking agency”).

A “Regulatory Capital Treatment Event” means the good faith determination by us that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the FRB and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series B Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of Series B Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of Series B Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full stated amount of $1,000 per share of Series B Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the FRB (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series B Preferred Stock is outstanding.

In case of any redemption of only part of the shares of Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata from the holders of record of Series B Preferred Stock in proportion to the number of shares of Series B Preferred Stock held by such holders or by lot or in such other manner as our board (or a duly authorized committee of the board) may determine to be fair and equitable. Subject to the provisions hereof, our board (or a duly authorized committee of the board) shall have full power and authority to prescribe the terms and conditions on which shares of Series B Preferred Stock shall be redeemed from time to time. If we shall have issued certificates for the Series B Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

Notice of every redemption of shares of Series B Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on our books. Such mailing shall be at least 10 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this paragraph shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series B Preferred Stock at such time and in any manner permitted by such facility.

Each such notice given to a holder shall state:

•	the redemption date;

•	the number of shares of the Series B Preferred Stock to be redeemed and, if less than all shares of the Series B Preferred Stock held by such holder are to be redeemed, the number of shares to be redeemed from such holder;

•	the redemption price;

•	the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and

•	that dividends on such shares will cease to accrue on the redemption date.

If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by us, separate and apart from our other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available for that purpose, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series B Preferred Stock are issued in certificated form, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with our other funds, and after that time the holders of the shares so called for redemption shall look only to us for payment of the redemption price of such shares.

The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series B Preferred Stock will have no right to require redemption of any shares of Series B Preferred Stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment out of our assets may be made to or set aside for the holders of any junior stock, holders of Series B Preferred Stock will be entitled to receive out of our assets legally available for distribution to our stockholders (i.e., after satisfaction of all our liabilities to creditors, if any) an amount equal to the stated amount per share, plus any dividends that have been declared but not paid prior to the date of payment of distributions to stockholders, without regard to any undeclared dividends (the “liquidation preference”).

If our assets are not sufficient to pay the liquidation preference in full to all holders of Series B Preferred Stock and all holders of any class or series of our stock that ranks on a parity with Series B Preferred Stock in the distribution of assets on liquidation, dissolution or winding up of the Company, including the Series A Preferred Stock (the “liquidation preference parity stock”), the amounts paid to the holders of Series B Preferred Stock and to the holders of all liquidation preference parity stock shall be pro rata in accordance with the respective aggregate liquidation preferences of Series B Preferred Stock and all such liquidation preference parity stock. In any such distribution, the “liquidation preference” of any holder of our stock other than the Series B Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable. If the liquidation preference has been paid in full to all holders of Series B Preferred Stock and all holders of any liquidation preference parity stock, the holders of junior stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, the merger, consolidation or other business combination of us with or into any other corporation, including a transaction in which the holders of Series B Preferred Stock receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our assets, shall not constitute a liquidation, dissolution or winding up of the Company.

The Series B Preferred Stock may be fully subordinate to interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Act.

Voting Rights

Except as indicated below or otherwise required by law, the holders of the Series B Preferred Stock will not have any voting rights.

Right to Elect Two Directors on Nonpayment of Dividends. Whenever dividends on any shares of the Series B Preferred Stock, or any other voting preferred stock (as defined below), shall have not been declared and paid for the equivalent of three semi-annual or six full quarterly dividend payments, whether or not for consecutive dividend periods (a “nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of voting preferred stock then outstanding, will be entitled to vote for the election of a total of two additional members of our Board of Directors (the “preferred stock directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors and provided further that our board of directors shall at no time include more than two preferred stock directors. In that event, the number of directors on our board of directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of the Series B Preferred Stock and any such series of voting preferred stock for at least two consecutive semi-annual or four consecutive quarterly dividend periods following the nonpayment shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).

“Voting preferred stock” means any other class or series of preferred stock of Citizens Financial Group, Inc. ranking equally with the Series B Preferred Stock as to dividends (whether cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of Citizens Financial Group, Inc. and upon which like voting rights have been conferred and are exercisable, including the Series A Preferred Stock. Whether a plurality, majority or other portion of the shares of Series B Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the stated amounts of the shares voted (that is, the stated amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).

If and when dividends for at least two consecutive semi-annual or four consecutive quarterly dividend periods following a nonpayment have been paid in full (or declared and a sum sufficient for such payment shall have been set aside) on the Series B Preferred Stock and any other class or series of voting preferred stock, the holders of the Series B Preferred Stock and all other holders of voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment), the term of office of each preferred stock director so elected shall terminate and the number of directors on the board of directors shall automatically decrease by two. In determining whether dividends have been paid for at least two consecutive semi-annual or four consecutive quarterly dividend periods following a nonpayment, we may take account of any dividend we elect to pay for any dividend period after the regular dividend payment date for that period has passed. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock together with all series of voting preferred stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above. So long as a nonpayment shall continue, any vacancy in the office of a preferred stock director (other than prior to the initial election after a nonpayment) may be filled by the written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock and all voting preferred stock when they have the voting rights described above (voting together as a single class); provided that the filling of any such vacancy shall not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. Any such vote to remove, or to fill a vacancy in the office of, a preferred stock director may be taken only at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The preferred stock directors shall each be entitled to one vote per director on any matter.

Under the regulations of the FRB implementing the Bank Holding Company Act (the “BHC Act”), if any holder of any series of preferred stock (including the Series B Preferred Stock) is or becomes entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or such lower amount of the Series B Preferred Stocks may be deemed, when coupled with other factors, to constitute a “controlling influence” over the issuer, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the approval of the FRB under the BHC Act to acquire or maintain more than 5% of that series. Any other person (other than the bank holding company) will be required to obtain the non-objection of the FRB under the Change in Bank Control Act of 1978, as amended, to acquire or maintain 10% or more of that series.

Other Voting Rights

So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our amended and restated certificate of incorporation, the vote or consent of the holders of at least two thirds of the shares of Series B Preferred Stock at the time outstanding, voting together as a single class with any other series of preferred stock entitled to vote thereon (to the exclusion of all other series of preferred stock), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•	Amendment of Certificate of Incorporation, By-laws or Certificate of Designations. Any amendment, alteration or repeal of any provision of our certificate of incorporation, by-laws or the certificate of designations for the Series B Preferred Stock that would alter or change the voting powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely; provided, however, that the amendment of the certificate of incorporation so as to authorize or create, or to increase the authorized amount of, any class or series of stock that does not rank senior to the Series B Preferred Stock in either the payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets on any liquidation, dissolution or winding up of the Company shall not be deemed to affect adversely the voting powers, preferences or special rights of the Series B Preferred Stock;

•	Authorization of Senior Stock. Any amendment or alteration of the certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series B Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or

•

Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving the Series B Preferred Stock or (y) a merger or consolidation of Citizens Financial Group, Inc. with another entity (whether or not a corporation), unless in each case (A) the shares of Series B Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, the shares of Series B Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series B Preferred Stock immediately prior to such consummation, taken as a whole.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the Series B Preferred Stock for this purpose), then only the series affected and entitled to vote shall vote to the exclusion of all other series of preferred stock. If all series of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds approval of each series that will have a diminished status.

Without the consent of the holders of the Series B Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series B Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series B Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designations for the Series B Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series B Preferred Stock that is not inconsistent with the provisions of the certificate of designations.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of the Series B Preferred Stock have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by us for the benefit of the holders of the Series B Preferred Stock to effect the redemption unless in the case of a vote or consent required to authorize senior stock if all outstanding shares of Series B Preferred Stock are being redeemed with the proceeds from the sale of the stock to be authorized.

Under current provisions of the Delaware General Corporation Law, the holders of issued and outstanding preferred stock are entitled to vote as a class, with the consent of the majority of the class being required to approve an amendment to our amended and restated certificate of incorporation if the amendment would increase or decrease the aggregate number of authorized shares of such class or increase or decrease the par value of the shares of such class.

No Preemptive and Conversion Rights

Holders of the Series B Preferred Stock do not have any preemptive rights. The Series B Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Additional Classes or Series of Stock

We will have the right to create and issue additional classes or series of stock ranking equally with or junior to the Series B Preferred Stock as to dividends and distribution of assets upon our liquidation, dissolution, or winding up without the consent of the holders of the Series B Preferred Stock.

Transfer Agent and Registrar

Computershare Trust Company, N.A. will be the transfer agent and registrar for the Series B Preferred Stock as of the original issue date. We may terminate such appointment and may appoint a successor transfer agent and/or registrar at any time and from time to time. The transfer agent and/or registrar may be a person or entity affiliated with us.

Calculation Agent

The “calculation agent” means, at any time, the person or entity appointed by us and serving as such agent with respect to the Series B Preferred Stock at such time. The Bank of New York Mellon will be the calculation agent for the Series B Preferred Stock as of the original issue date. We may terminate any such appointment and may appoint a successor agent at any time and from time to time. We may appoint ourselves or an affiliate of ours as calculation agent.

Other Preferred Stock

Series A Preferred Stock. We have issued 250,000 shares of 5.500% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000 per share (the “Series A Preferred Stock”). The Series A Preferred Stock is not convertible into our common stock or any other class or series of our securities and is not subject to any sinking fund or other similar obligation for repurchase or retirement. Dividends on the Series A Preferred Stock, if declared, accrue and are payable semi-annually at a fixed rate per annum equal to 5.500% to, but excluding, April 6, 2020 and thereafter quarterly at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.960%. Dividends on the shares of Series A Preferred Stock are non-cumulative. Shares of the Series A Preferred Stock have priority over our common stock with regard to the payment of dividends. The Series A Preferred Stock is redeemable at our option (i) in whole or in part, from time to time, on any dividend payment date on or after April 6, 2020 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements, in each case, at a redemption price of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series A Preferred Stock does not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay for the equivalent of three semi-annual or six full quarterly dividend payments, whether or not for consecutive periods, the right to vote on certain matters that could adversely affect the holders of the Series A Preferred Stock and on certain other matters to the extent required by law. The Series A Preferred Stock is dividend parity stock, liquidation preference parity stock, and voting preferred stock, in each case as defined in this prospectus supplement.

BOOK-ENTRY, DELIVERY AND FORM OF SERIES B PREFERRED STOCK

The shares of Series B Preferred Stock will be issued in book-entry form through DTC. The shares of Series B Preferred Stock will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. The Series B Preferred Stock will be accepted for clearance by DTC. Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. Owners of beneficial interests in the Series B Preferred Stock will receive all payments relating to their shares in U.S. dollars. One or more fully registered global security certificates will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Series B Preferred Stock, so long as the Series B Preferred Stock is represented by global security certificates.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants, and it facilitates the settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers (including agents), banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Purchases of shares of Series B Preferred Stock under the DTC system must be made by or through direct participants, which will receive a credit for the shares on DTC’s records. The ownership interest of each beneficial owner of shares of Series B Preferred Stock will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of shares of Series B Preferred Stock other than DTC or its nominees will not be recognized by the registrar and transfer agent as registered holders of shares of Series B Preferred Stock entitled to the rights of holders thereof. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all shares of Series B Preferred Stock deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of shares of Series B Preferred Stock with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the shares of Series B Preferred Stock; DTC’s records reflect only the identity of the direct participants to whose accounts the shares of Series B

Preferred Stock are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to shares of Series B Preferred Stock unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts shares of Series B Preferred Stock are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the shares of Series B Preferred Stock at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, certificates for the shares of Series B Preferred Stock are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificates for the shares of Series B Preferred Stock will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all shares of Series B Preferred Stock represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of shares of Series B Preferred Stock. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the shares of Series B Preferred Stock represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•	will not be considered to be owners or holders of the global security certificates or the shares of Series B Preferred Stock represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of shares of Series B Preferred Stock.

Payments with respect to shares of Series B Preferred Stock represented by the global security certificates and all transfers and deliveries of shares of Series B Preferred Stock will be made to DTC or its nominee, as the case may be, as the registered holder of the shares of Series B Preferred Stock. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) are the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor any agent for us will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of shares of Series B Preferred Stock to pledge the shares of Series B Preferred Stock to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the shares of Series B Preferred Stock.

DTC has advised us that it will take any action permitted to be taken by a registered holder of shares of Series B Preferred Stock only at the direction of one or more participants to whose accounts with DTC the shares of Series B Preferred Stock are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.

Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear (the “U.S. Depositaries”).

Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries.

Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier and the Banque Centrale du Luxembourg, which supervise and oversee the activities of Luxembourg banks. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, and may include the underwriters or their affiliates. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant. Clearstream has established an electronic bridge with Euroclear as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions with respect to the shares of Series B Preferred Stock held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear holds securities and book-entry interests in securities for participating organizations (“Euroclear Participants”) and facilitates the clearance and settlement of securities transactions between Euroclear Participants, and between Euroclear Participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, and may include the underwriters or their affiliates. Non-participants in Euroclear may hold and transfer beneficial interests in a global security through accounts with a Euroclear Participant or any other securities intermediary that holds a book-entry interest in a global security through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Dividends and other distributions with respect to shares of Series B Preferred Stock held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Transfers between Euroclear Participants and Clearstream Participants will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC’s participating organizations (“DTC Participants”), on the one hand, and Euroclear Participants or Clearstream Participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global security in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective U.S. Depositaries.

Due to time zone differences, the securities accounts of a Euroclear Participant or Clearstream Participant purchasing an interest in a global security from a DTC Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear Participant or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global security related to a series of shares of preferred stock by or through a Euroclear Participant or Clearstream Participant to a DTC Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The information in this section concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

None of us or any of the underwriters will have any responsibility for the performance by Euroclear or Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Series B Preferred Stock.

The summary is limited to taxpayers who will hold the Series B Preferred Stock as “capital assets” and who purchase the Series B Preferred Stock in the initial offering at the initial offering price. This section does not apply to you if you are a member of a class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	an insurance company;

•	a thrift institution;

•	a regulated investment company;

•	a tax-exempt organization;

•	a person that purchases or sells the Series B Preferred Stock as part of a wash sale for tax purposes;

•	a person that owns the Series B Preferred Stock as part of a straddle or a hedging or conversion transaction for tax purposes;

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	a U.S. expatriate; or

•	a person liable for alternative minimum tax.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Series B Preferred Stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Series B Preferred Stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Series B Preferred Stock.

Please consult your own tax advisor concerning the consequences of owning the Series B Preferred Stock in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

U.S. Holders

This subsection describes the tax consequences of an investment in the Series B Preferred Stock to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a share of the Series B Preferred Stock and you are:

•	an individual citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “—U.S. Alien Holders” below.

Distributions on the Series B Preferred Stock

Distributions with respect to our Series B Preferred Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non- taxable return of capital to the extent of your tax basis in our Series B Preferred Stock (and you will reduce your tax basis accordingly) and thereafter as capital gain from the sale or exchange of such Series B Preferred Stock. If you are a corporation, dividends received by you will be eligible for the dividends-received deduction if you meet certain holding period and other applicable requirements. If you are a non-corporate U.S. holder, dividends paid to you will qualify for taxation at preferential rates applicable to “qualified dividends” if you meet certain holding period and other applicable requirements. U.S. holders should consult their own tax advisers regarding the availability of the reduced qualified dividend tax rate in light of their particular circumstances.

Sale or Exchange of the Series B Preferred Stock Other than by Redemption

If you sell or otherwise dispose of your Series B Preferred Stock (other than by redemption), you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis of the Series B Preferred Stock. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Redemption of the Series B Preferred Stock

Redemption of your Series B Preferred Stock generally would be a taxable event. You would be treated as if you had sold your Series B Preferred Stock if the redemption:

•	results in a complete termination of your stock interest in us; or

•	is not essentially equivalent to a dividend with respect to you.

In determining whether any of these tests has been met, shares of Series B Preferred Stock or other classes of our stock considered to be owned by you by reason of certain constructive ownership rules set forth in Section 318 of the Internal Revenue Code, as well as any such shares actually owned, must be taken into account under certain circumstances.

If we redeem your Series B Preferred Stock in a redemption that meets one of the tests listed above, you generally would recognize taxable gain or loss equal to the amount of cash received by you less your tax basis in the Series B Preferred Stock redeemed. This gain or loss would be long-term capital gain or capital loss if you have held the Series B Preferred Stock for more than one year. Because the determination as to whether any of the alternative tests listed above is satisfied with respect to any particular holder will depend upon the facts and circumstances as of the time the determination is made, you should consult your tax advisor regarding the treatment of a redemption.

If a redemption does not meet any of the tests described above, you generally would be taxed on the cash you receive as a dividend to the extent paid out of our current and accumulated earnings and profits. Any amount in excess of our current or accumulated earnings and profits would first reduce your tax basis in the Series B Preferred Stock and thereafter would be treated as capital gain. If a redemption of the Series B Preferred Stock is treated as a distribution that is taxable as a dividend, you should consult with your own tax advisor regarding the allocation of your basis between the redeemed shares and any shares of Series B Preferred Stock that you still hold (or are held by a person related to you).

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or

“undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally includes its dividend income and its net gains from the disposition of the Series B Preferred Stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Series B Preferred Stock.

U.S. Alien Holders

This section summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series B Preferred Stock by a U.S. alien holder. You are a U.S. alien holder if you are a beneficial owner of a share of the Series B Preferred Stock and you are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Series B Preferred Stock.

Distributions on the Series B Preferred Stock

Except as described below, if you are a U.S. alien holder of the Series B Preferred Stock, dividends (including any redemption treated as a dividend for U.S. federal income tax purposes as discussed above under “U.S. Holders—Redemption of the Series B Preferred Stock”) paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, certain payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to such payor:

•	a valid Internal Revenue Service Form W-8BEN or W-8BEN-E, or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a person who is not a U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury Department regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to the relevant payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are not a U. S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed to U.S. alien holders on a net income basis at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate U.S. alien holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition or Redemption of the Series B Preferred Stock

If you are a U.S. alien holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition (including a redemption that is treated as a disposition) of the Series B Preferred Stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis;

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the U.S. alien holder’s holding period, whichever period is shorter, and certain other conditions are met.

If you are a U.S. alien holder described in the first bullet point immediately above you will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a corporate United States alien holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual U.S. alien holder described in the second bullet point immediately above you will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

As discussed above in “U.S. Holders—Redemption of the Series B Preferred Stock”, certain redemptions may be treated as dividends for U.S. federal income tax purposes. See “—Distributions on the Series B Preferred Stock”, above, for a discussion of the tax treatment of such redemptions. Furthermore, if a broker or other paying agent is unable to determine whether the redemption should be treated as a distribution, such paying agent may be required to withhold tax at a 30% rate on the full amount you receive (in which case, you may be eligible to obtain a refund of all or a portion of any tax).

Withholdable payments to foreign financial entities and other foreign entities

The Foreign Account Tax Compliance Act (“FATCA”) may impose a 30% withholding tax on certain payments to certain foreign financial institutions, investment funds and other non-U.S. persons if you or any such institution receiving payments on your behalf fails to comply with information reporting requirements (“FATCA withholding”). Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.- source dividends. You could be affected by this withholding with respect to your Series B Preferred Stock if you are subject to the information reporting requirements and fail to comply with them or if you hold Series B Preferred Stock through another person (e.g., a foreign bank or broker) that is subject to withholding and such person fails to comply with these requirements (even if you would not otherwise have been subject to withholding).

Withholding will not apply to payments of gross proceeds from a sale or other disposition of our Series B Preferred Stock before January 1, 2019. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup withholding and information reporting

If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made to you, and the payment of proceeds to you from the sale of Series B Preferred Stock effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a U.S. alien holder, we and other payors are required to report payments of dividends on Internal Revenue Service Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of preferred stock effected at a U.S. office of a broker provided that either

(i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid Internal Revenue Service Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Series B Preferred Stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of preferred stock under FATCA if you are presumed to be a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT BEING PROVIDED AS, OR INTENDED TO CONSTITUTE, TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF THE SERIES B PREFERRED STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

Fiduciaries or other persons considering purchasing the shares of Series B Preferred Stock on behalf of or with the assets of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan or individual retirement account or other arrangement which is subject to Section 4975 of the Code, or any entity the assets of which are “plan assets” under ERISA (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the shares. Among other factors, such fiduciaries or other persons should consider whether the investment would satisfy the prudence and diversification requirements of ERISA, would meet the Plan’s liquidity requirements, would be consistent with the documents and instruments governing the Plan, and whether the investment could constitute a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit a Plan from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Plan. A violation of these prohibited transaction rules may result in an excise tax under the Code or penalties or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to federal, state, local, non-U.S. or other laws that are similar to ERISA and/or the Code (“Similar Laws”).

The acquisition, holding or disposition of the shares of Series B Preferred Stock by a Plan with respect to which Citizens, the underwriters or any of our or their affiliates (the “Transaction Parties”) is or becomes a party in interest or disqualified person may result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, unless the shares are acquired pursuant to an applicable exemption or there is some other basis on which the acquisition, holding and disposition of the shares will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and is not prohibited under applicable Similar Laws. The U.S. Department of Labor (“DOL”) has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the acquisition of the shares. These exemptions are PTCE 84-14, as amended (for certain transactions effected by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23, as amended (for transactions effected by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the shares, provided that none of the Transaction Parties have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the so-called “service provider exemption”). There can be no assurance, however, that all of the conditions of any of these statutory or class exemptions will be satisfied in connection with transactions involving the shares.

Furthermore, any fiduciary or other person considering purchasing the shares of Series B Preferred Stock on behalf of or with the assets of a Plan should also take into account the fact that the Transaction Parties will not have any direct fiduciary relationship with or duty to any purchaser or holder of shares, either with respect to such purchaser or holder’s investment in the shares or with respect to the management of the Transaction Parties. Similarly, it is intended that the Transaction Parties will not be subject to any fiduciary or investment restrictions that may exist under laws specifically applicable to any Plans. The DOL has issued a final regulation significantly expanding the concept of “investment advice” for the purpose of determining fiduciary status under ERISA. The final regulation, which became applicable on June 9, 2017, provides a carve-out from fiduciary status that would cover the marketing of interests in certain entities if, among other conditions, the communications regarding such entity are made to a sophisticated independent Plan fiduciary, and the person communicating fairly informs the independent fiduciary of the existence and nature of the person’s financial interests with respect to the investment and that he or she is not undertaking to provide impartial investment advice or advice in a fiduciary capacity with respect to such investment. The following representations are intended to comply with the DOL’s final regulation, provided that, if such regulation is revoked, repealed or no longer effective, the representations shall be deemed to be no longer in effect. The Transaction Parties believe that this prospectus supplement and the accompanying prospectus fully and fairly disclose the existence and nature of their financial interests with respect to the issuance of the shares. Any person that purchases the shares in this offering on behalf of or with the assets of a Plan will be deemed to have represented by its purchase of the shares or any interest therein that (i) none of the Transaction Parties has acted as the Plan’s fiduciary, or has been relied upon for any advice, with respect to the purchaser’s decision to acquire, hold, sell, exchange, vote or provide any consent with respect to the shares and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold, sell, exchange, vote or provide any consent with respect to the shares, and (ii) the decision to purchase and/or hold such shares or interest therein was made at the recommendation or direction of an “independent fiduciary” within the meaning of 29 C.F.R. Section 2510.3-21(c), as amended (the “DOL Fiduciary Rule”) (such fiduciary, an “Independent Fiduciary”) of such Plan, who is independent of the Transaction Parties and their respective employees, agents and affiliates (each, a “Covered Person”), and that such fiduciary (1) is either (a) a bank as defined in Section 202 of the U.S. Investment Advisers Act of 1940 (the “Advisers Act”) or similar institution that is regulated and supervised and subject to periodic exam by a U.S. state or U.S. federal agency, (b) an insurance carrier which is qualified under the laws of more than one U.S. state to perform the services of managing, acquiring or disposing of the assets of an “employee benefit plan” as defined in Section 3(3) of ERISA or “plan” described in Section 4975 of the Code, (c) an investment adviser registered under the Advisers Act or, if not registered as an investment adviser under the Advisers Act by reason of paragraph (1) of section 203A of the Advisers Act, is registered as an investment adviser under the laws of the U.S. state in which it maintains its principal office and place of business, (d) a broker-dealer registered under the U.S. Securities Exchange Act of 1934, as amended, and/or (e) an Independent Fiduciary (not described in clauses (a)-(d) above), excluding an individual directing his or her own individual retirement account or Plan account or any relative of such an individual, that holds, or has under management or control, total assets of at least $50 million, and that will at all times that such person holds the shares hold or have under management or control total assets of at least $50 million, (2) is duly authorized to make such investment decision, (3) has not relied on any advice or recommendation by any Covered Person, (4) in consultation with its advisers, has carefully considered the impact of ERISA, the Code and the regulations, rules, procedures and judicial decisions thereunder, to the extent applicable, and any applicable Similar Law, on its investment in the shares, (5) is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies (within the meaning of the meaning of the DOL Fiduciary Rule), including, without limitation, the decision to commit assets of the Plan for investment in the shares, (6) is a fiduciary under ERISA and/or Section 4975 of the Code with respect to the purchaser’s investment in the shares and is responsible for exercising independent judgment in evaluating the investment in the shares, and (7) has read the governing documents applicable to the shares (such as this prospectus supplement and the accompanying prospectus) and has been fairly informed by the Transaction Parties and understands, acknowledges and agrees that (a) none of the Transaction Parties is undertaking to provide impartial investment advice or recommendations, or to give advice or recommendations in a fiduciary capacity, in connection with the purchaser’s investment in the shares, and (b) the Transaction Parties have a financial interest in the purchaser’s investment in the shares which, in the case of the underwriters, includes the receipt of fees with respect to the transactions contemplated hereunder.

Any purchaser or holder of the shares of Series B Preferred Stock or any interest therein will be deemed to have represented by its purchase of the shares or any interest therein that it either (1) is not a Plan or a Non-ERISA Arrangement and is not purchasing the shares on behalf of or with the assets of any Plan or Non-ERISA Arrangement or (2) its acquisition, holding and disposition of the shares will not result in a non-exempt prohibited transaction under ERISA of Section 4975 of the Code or a similar violation under any applicable Similar Laws. Any person making the decision to invest in the shares on behalf of a Plan will, by purchasing the shares, be deemed to have also represented, in its corporate and fiduciary capacity, that (1) the purchaser will pay no more than adequate consideration in connection with the purchase of the shares, (2) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon the Transaction Parties to act as a fiduciary or adviser of the purchaser or holder with respect to (i) the design and terms of the shares, (ii) the purchaser or holder’s investment in the shares, or (iii) the exercise of, or failure to exercise, any rights Citizens has under or with respect to the shares, (3) the Transaction Parties have acted and will act solely for their own account in connection with (i) all transactions relating to the shares and (ii) all hedging transactions in connection with Citizens’ obligations under the shares, (4) any and all assets and positions relating to hedging transactions by the Transaction Parties are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder, (5) Citizens’ interests are adverse to the interests of the purchaser or holder, and (6) none of the Transaction Parties is a “fiduciary” (within the meaning of ERISA or any Similar Laws) or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that the Transaction Parties may provide is not intended to be impartial investment advice.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the shares of Series B Preferred Stock on behalf of or with the assets of any Plan or Non-ERISA Arrangement consult with their counsel regarding the potential consequences of any purchase under ERISA and/or Similar Laws, as applicable, and whether a prohibited transaction exemption, or similar relief under Similar Laws, is available. Purchasers of the shares have the sole and exclusive responsibility for ensuring that their purchase, holding and disposition of the shares complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA or the Code (or, in the case of a Non-ERISA Arrangement, any Similar Laws). None of the Transaction Parties is undertaking to provide impartial investment advice or recommendations, or to give advice or recommendations in a fiduciary capacity, in connection with any purchaser’s investment in the shares. The sale of any shares to a Plan or Non-ERISA Arrangement is in no respect a representation by the Transaction Parties or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement or that such investment is appropriate for such Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., Barclays Capital Inc., Citizens Capital Markets, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as underwriters. Subject to the terms and conditions set forth in a firm commitment underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Series B Preferred Stock set forth opposite its name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Barclays Capital Inc.
Citizens Capital Markets, Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Series B Preferred Stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of Series B Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Underwriting Discounts

The underwriters have advised us that they propose initially to offer the shares of Series B Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $        per share. After the initial offering, the public offering price, the concession or any other term of the offering may be changed. The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The following table shows the per share and total underwriting discounts to be paid to the underwriters.

Per share	$

Total	$

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $        .

New Issue of Securities

The shares of Series B Preferred Stock are a new issue of securities with no established trading market. We do not intend to apply for listing of the shares on any national securities exchange or for inclusion of the shares on any automated dealer quotation system. Some or all of the underwriters have advised us that they presently intend to make a market in the shares after the completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. There is currently no secondary market for the shares and we cannot assure you that one will develop. If the secondary market for the shares is limited, there may be few or no buyers if you choose to sell your shares and this may reduce the price you receive or your ability to sell the shares at all. See “Risk Factors— The shares of Series B Preferred Stock may not have an active trading market.”

No Sales of Similar Securities

We have agreed that we will not, for the period from the date of this prospectus supplement through and including the closing date, without first obtaining the prior written consent of the underwriters, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any preferred stock or securities exchangeable for or convertible into preferred stock, except for the shares sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the shares of Series B Preferred Stock in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares of Series B Preferred Stock. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Delivery of the Shares of Series B Preferred Stock

We expect that delivery of the shares of Series B Preferred Stock will be made against payment therefor on or about May    , 2018, which will be the third business day after the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series B Preferred Stock on the date of pricing will be required, by virtue of the fact that the shares will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

Selling Restrictions

Notice to Prospective Investors in Canada

The shares of Series B Preferred Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Prohibition of Sales to EEA Retail Investors

No shares of Series B Preferred Stock which are the subject of the offering contemplated by this prospectus supplement may be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Series B Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe the shares.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this prospectus supplement and the accompanying prospectus is being distributed only to, and is directed only at qualified investors within the meaning of Article 2(1)(e) of the

Prospectus Directive who are, (i) persons who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, which persons together we refer to in this prospectus as “relevant persons.” Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This prospectus supplement and the accompanying prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relates is only available to, and will be engaged in with, relevant persons only.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. The shares of Series B Preferred Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of Series B Preferred Stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Series B Preferred Stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the shares of Series B Preferred Stock will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the shares with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Conflicts of Interest

Because Citizens Capital Markets Inc., an underwriter for this offering, is our wholly-owned subsidiary, a conflict of interest under FINRA Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with this rule. Pursuant to FINRA Rule 5121, Citizens Capital Markets, Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

VALIDITY OF SHARES

The validity of the shares of Series B Preferred Stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citizens and its subsidiaries and may do so in the future.

EXPERTS

The financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

PURCHASE CONTRACTS

UNITS

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units that may include any of these securities or securities of other entities. We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. In addition, selling security holders may be identified in supplements to this prospectus and may offer and sell these securities from time to time.

Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus, any prospectus supplement, any related free writing prospectus, and any documents incorporated by reference herein and therein, carefully before you invest.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CFG.” We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek the listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 6 of this prospectus, in our periodic reports filed from time to time with the Securities and Exchange Commission and in any applicable supplement.

The securities offered by this prospectus and any supplement will not be savings accounts, deposits or other obligations of any bank and will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2015

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this prospectus or the context otherwise requires, the terms “CFG,” “we,” “us,” and “our” refer to Citizens Financial Group, Inc. together with its consolidated subsidiaries, “RBS” means The Royal Bank of Scotland Group plc and the “RBS Group” means RBS together with its subsidiaries (other than CFG).

i

CITIZENS FINANCIAL GROUP, INC.

We were the 13th largest retail bank holding company in the United States as of June 30, 2015, according to SNL Financial, with $137.3 billion of total assets. Headquartered in Providence, Rhode Island, we deliver a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. We conduct our banking operations through our two wholly-owned banking subsidiaries, Citizens Bank, N.A. and Citizens Bank of Pennsylvania.

We operate our business through two operating segments: Consumer Banking and Commercial Banking. In Consumer Banking, Citizens helps its retail customers “bank better” with mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,200 ATMs and approximately 1,200 Citizens Bank branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Citizens also provides mortgage lending, auto lending, student lending and commercial banking services in select markets nationwide. In Commercial Banking, Citizens offers corporate, institutional and not-for-profit clients a full range of wholesale banking products and services including lending and deposits, capital markets, treasury services, foreign exchange and interest hedging, leasing and asset finance, specialty finance and trade finance.

Our principal executive offices are located at One Citizens Plaza in Providence, Rhode Island, and our telephone number is (401) 456-7000.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we or any selling security holders (which would be named in a prospectus supplement, if applicable) may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or any selling security holders may offer. Each time we or any selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto. Other information about us may also be found in the “Investors Relations” section of our website at http://www.citizensbank.com. However, except for the information specifically incorporated by reference herein as set forth below, the information on the SEC’s website and the information on, or accessible through, our website do not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 3, 2015 (including information specifically incorporated therein by reference from our definitive proxy statement on Schedule 14A filed with the SEC on March 10, 2015);

(b)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 filed on May 8, 2015 and August 7, 2015, respectively;

(c)	Current Reports on Form 8-K filed on February 18, 2015, March 9, 2015, March 11, 2015, March 13, 2015, March 25, 2015, April 6, 2015, May 6, 2015, July 28, 2015 and September 15, 2015; and

(d)	the description of our common stock in our registration statement on Form 8-A filed on September 19, 2014.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, Rhode Island 02903

Attn: Investor Relations

Tel.: (401) 456-7000

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, any related free writing prospectus and the documents incorporated by reference herein or therein include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to expected earnings levels, the adequacy of the allowance for credit losses, delinquency trends, market risk and the impact of interest rate changes, capital market conditions, capital composition and adequacy and liquidity, the effect of legal proceedings and new accounting standards on our financial condition and results of operations. Forward-looking statements are not guarantees of future performance, are based on management’s current expectations and, by their nature, involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in any prospectus supplement and the other documents incorporated by reference herein. You should specifically consider the numerous risks outlined under “Risk Factors,” which may include more information about factors that could cause actual results to differ materially from those described in these forward-looking statements. Other factors that might cause such a difference include, but are not limited to:

•	Negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	The rate of growth in the economy and employment levels, as well as general business and economic conditions;

•	Our ability to implement our strategic plan, including the cost savings and efficiency components, and achieve our indicative performance targets;

•	Our ability to remedy regulatory deficiencies and meet supervisory requirements and expectations;

•	Liabilities and business restrictions resulting from litigation and regulatory investigations;

•	Our capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and our ability to generate capital internally or raise capital on favorable terms;

•	The effect of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin and our mortgage originations, mortgage servicing rights and mortgages held for sale;

•	Changes in interest rates and market liquidity, as well as the magnitude of such changes, which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	The effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;

•	Financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;

•	A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers, including as a result of cyber-attacks;

•	Management’s ability to identify and manage these and other risks; and

•	Any failure by us to successfully replicate or replace certain functions, systems and infrastructure provided by the RBS Group.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement and any risk factors in the applicable prospectus supplement. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by us will be used for general corporate purposes, including working capital, retirement of debt, business acquisitions or investments, and other business opportunities. We will not receive any proceeds from the sale of securities by any selling security holders.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends for the periods indicated.

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013(3)	2012	2011	2010(4)
Ratio of Earnings to Fixed Charges(1)	3.4	4.0	(5.9)	2.5	1.8	1.0
Ratio of Earnings to Fixed Charges and Preferred Dividends(1)(2)	3.4	4.0	(5.9)	2.5	1.8	1.0

(1)	For purposes of calculating the ratios of earnings to fixed charges and earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes but do not include dividends on preferred securities, whether or not paid, or income (loss) on discontinued operations. Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, and that portion of rent expense estimated to be representative of the interest factor.
(2)	On April 6, 2015, we issued 250,000 shares of our 5.500% fixed-to-floating rate non-cumulative perpetual Series A Preferred Stock, par value of $25.00 per share with a liquidation preference $1,000 per share (the “Series A Preferred Stock”) in a private offering exempt from the registration requirements of the Securities Act. On or prior to June 30, 2015, we had not paid dividends on any shares of preferred stock, including the Series A Preferred Stock. On October 6, 2015, we paid a cash dividend on our Series A Preferred Stock. Prior to the issuance of the Series A Preferred Stock, we had no shares of preferred stock outstanding.
(3)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).
(4)	The deficiency for this period was $49 million.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, copies of which were filed with the SEC as exhibits to our periodic reports, and applicable law.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $25.00 per share. Unless our Board determines otherwise, we will issue all shares of capital stock in uncertificated form.

Common Stock

Common stock outstanding. As of September 30, 2015, there were 527,636,510 shares of common stock outstanding which were held of record by two stockholders. This stockholder figure does not include what we estimate to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. All outstanding shares of common stock are fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor.

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

As of September 30, 2015, there were 250,000 shares of our preferred stock outstanding, which consisted entirely of our 5.500% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Election and Removal of Directors. Our Board will consist of not less than five nor more than 25 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of our Board. Our Board currently has 13 members.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed, with or without cause, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on our Board and any newly created directorship may be filled only by a vote of a majority of the remaining directors in office.

Under the terms of a Separation Agreement between us and RBS, until RBS ceases to beneficially own at least 20% of our issued and outstanding common stock, RBS has the right to nominate one director to our Board, subject to election by our stockholders, and has non-voting Board observer rights in certain circumstances.

Limits on Written Consents. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Stockholder Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our Board or our chief executive officer, pursuant to a resolution adopted by a majority of our Board or at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require our Board to call a special meeting.

Super-Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and amended and restated bylaws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to effectively exercise veto power over any such amendments. Following the earlier of the date on which RBS ceases to directly or indirectly own at least 4.99% of our issued and outstanding common stock and the date on which RBS receives written notice from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) that RBS is not deemed to control us for purposes of the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”), our amended and restated bylaws provide that the affirmative vote of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting as a single class, or a majority of the Board, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated bylaws.

Other Limitations on Stockholder Actions. Our amended and restated bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our amended and restated bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice to the corporate secretary:

•	in connection with an annual meeting of stockholders, not less than 120 days nor more than 150 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business (A) no earlier than 120 days prior to the annual meeting and (B) no later than 70 days prior to the date of the meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, (A) not earlier than 150 days prior to the date of the special meeting nor (B) later than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. In order to submit a nomination for our Board, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nomination will be ineligible and will not be voted on by our stockholders.

In addition, until the earlier of the date on which RBS ceases to directly or indirectly own at least 4.99% of our issued and outstanding common stock and the date on which RBS receives written notice from the Federal Reserve Board that RBS is not deemed to control us for purposes of the Bank Holding Company Act, amendments to certain of our key policies, including certain of our risk management, accounting, financial reporting, capital management, information security, corporate governance and human resources policies, require the consent of RBS.

Dissenters’ Rights of Appraisal and Payment

Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Forum Selection

Pursuant to our amended and restated certificate of incorporation, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of RBS or any of its affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that RBS acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or its affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Listing

Our common stock is listed on the NYSE under the symbol “CFG.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is Computershare Trust Company, N.A.

DESCRIPTION OF DEBT SECURITIES

The debt securities will constitute either senior or subordinated debt of CFG. The debt securities that are sold may be exchangeable for and/or convertible into common shares or any of the other securities that may be sold under this prospectus. The senior debt securities will be issued pursuant to a senior indenture dated October 28, 2015 (as amended and supplemented from time to time) between us and the Bank of New York Mellon, as senior debt trustee. The subordinated debt securities will be issued pursuant to a subordinated indenture dated September 28, 2012 (as amended and supplemented from time to time) between us and The Bank of New York Mellon, as subordinated debt trustee. We will include in the prospectus supplement relating to any series of senior or subordinated debt securities being offered the specific terms of such series, including the terms, if any, on which a series of senior or subordinated debt securities may be convertible into or exchangeable for other securities. In addition, the material terms of any indenture, which will govern the rights of the holders of our senior or subordinated debt securities will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The terms of any units to be issued will be set forth in the applicable prospectus supplement.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of CFG, the trustees, the warrant agents, the unit agents or any other agent of CFG, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We and/or the selling security holders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by us, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. In addition, to the extent this prospectus is used by any selling security holder to resell common stock or other securities, information with respect to the selling security holder will be contained in a prospectus supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

If we and/or the selling security holders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling security holders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling security holders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with us and/or the selling security holders, if applicable, to indemnification by us and/or the selling security holders, if applicable, against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on the NYSE under the symbol “CFG,” and certain series of debt securities outstanding on the date hereof, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange. If we decide to seek a listing of any such other securities, the related prospectus supplement will disclose the exchange on which such securities are to be listed.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Citizens Financial Group, Inc.

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Joint Book-Running Managers

Citigroup Credit Suisse	Barclays J.P. Morgan	Citizens Capital Markets Morgan Stanley